EXHIBIT 99.1

Magal S3 to Release Fourth Quarter and Full Year 2011 Results on April 4, 2012

Press Release: Magal S3 – Tue, Mar 6, 2012

YAHUD, Israel, March 6, 2012 /PRNewswire/ -- MagalS3(NASDAQ GMS: MAGS) today announced that it intends to publish its fourth quarter and full year 2011 results on April 4, 2012.

The Company will hold an investors' conference call on the same day, at 10 am Eastern Time.

Investors' Conference Call Information

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-668-9141
IsraelDial-in Number: 03-918-0609
UKDial-in Number: 0-800-917-5108
International Dial-in Number:  +972-3-918-0609
at:
10 am Eastern Time; 7 am Pacific Time; 3 pm UK Time; 5 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from Magal's website at: http://www.magal-s3.com

For more information:
Magal Security Systems Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Cell: +972-54-430-7370
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Web:  http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com